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Keep It Cut

Salon / Barbershop

2824 E Indian School Rd
Phoenix, AZ 85016
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THE PITCH
Keep It Cut is seeking investment to open an 11th location.
Adding A Location
Keep It Cut is about being unique...

We are a locally owned men's hair salon chain of 10 locations with a unique twist, Unlimited Haircut Memberships. Since 2013 our clients can get a single haircut or sign up for the monthly membership and get UNLIMITED haircuts. Think Netflix for hair. This pricing niche along with our focus on highly trained staff who give high quality haircuts is a large differentiator from our competition. Memberships aren't just unique in idea though. They provide strength to the business model by ensuring all our clients haircut dollars are spent with us, building loyalty which increases retention, and inspires clients to refer in their friends.

Keep It Cut is about the clients...

We pride ourselves on having a friendly personality, quality haircuts, a modern urban industrial decor (concrete floor, exposed ceiling, natural woods), and clean jazzy indie hip hop music in the background (hand curated by co-owner Josh). With 10 locations around the valley, open 7 days a week, clients can walk in for a cut or conveniently book an appointment through the Keep It Cut website or app. Currently we are in development of a new booking app that should really improve client experience (expected by Q1 2024). We love our clients and we think they feel that love every time they come.

Keep It Cut is about the staff...

We follow the mantra that if as a business you take care of your staff, in turn they take care of your clients, and in turn they take care of your profit. Therefore we have positioned ourselves in the marketplace to be exceedingly attractive to experienced staff. We offer above industry standard base pay, incentive bonuses, and a full benefits package including Health/Dental/Vision/Short Term Disability/Life Insurance/Paid Time Off/Matching Retirement Plan. Just as important as compensation though is that we treat staff as people, not robots. The combo of feeling valued and being compensated well makes our staff love coming to work. Stop in, get a haircut, and see for yourself.

Mission, Vision, Values

We are a values driven business. We believe that our unique subscription model built on a strong foundation of meaningful operational values drives our success.

TOUR A SHOP
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THE TEAM

Josh Thorsvik
Co-Owner

Josh holds a Bachelor's degree in Finance from Washington State University and a Master of Business Administration from Arizona State University. He has 9 years experience as a pricing analyst at U-Haul International and JetBlue Airways. He is a veteran, having served 6 years in the Washington Air National Guard. He and Co-Owner Jacob have been best friends since 6th grade and have partnered on multiple businesses together over the years.

Jacob Meltzer
Co-Owner

Jacob holds a Bachelor's degree in Biology from Western Washington University and a Master in Post Secondary and Higher Education from Arizona State University. For ten years he pursued student leadership development and property management before transitioning to his personal business full time. He and Co-Owner Josh have been best friends since 6th grade and have partnered on multiple businesses together over the years.

Brittney Nichols
Regional Manager

Brittney has been in the salon industry since 2008 and holds a Barbering, Cosmetology, and Instructor license. She ran her own full service salon suite and boutique clothing store before specializing in men's haircutting. In 2016 Brittney took a stylist role at Keep It Cut, then quickly moved into management, and now holds a Regional Management position overseeing operations. An entrepreneur at heart she also has multiple side ventures of her own including a horse trailer turned into a chic mobile bar for events.

Dawnele Laforais
Talent Manager

Dawnele received her Cosmetology license in 1991 and has done it all. She has worked as a stylist, Store Manager, General Manager, and Educator. Most recently she worked for a major national franchise for 23 years both on the local and corporate level. She recently joined the Keep It Cut team to take on talent management from recruiting to ongoing training for staff to ensure brand quality.

2013
Opened

Location 1

2015
Opened

Locations 2, 3

2018
Opened

Locations 4, 5, 6

2020
Opened

Locations 7, 8

2022
Opened

Locations 9, 10

2023
Milestone

1 Millionth Haircut ompleted!

KEEP IT CUT LOCATION SAMPLE PHOTOS
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Leading Property for Location 11

There are many great properties right now that would be a good fit for Keep It Cut. Though this could change, currently we are pursuing a lease at the Vineyard Town Center in Queen Creek. This is a new development by Vestar, a development company known for Class A properties like Desert Ridge Marketplace (we already have a location here that does really well) and Tempe Marketplace.

We have looked at Queen Creek before, but this was the first location that felt right. Strong anchors and mix of tenants, quality client demographics surrounding the area, and a solid base of cosmetologists/barbers in the area to pull from.

Vineyard Town Center is on the NW corner of Gantzel and Combs and will showcase Sprouts and Target as their major anchors along with other well known chains such as McDonalds, MOD Pizza, Wingstop, First Watch, European Wax Center, and many more. It is expected to be a powerhouse complex, right across the street from an already established strong shopping center anchored by Fry's grocery.

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VINEYARD TOWN CENTER

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Tenant Improvements $152,075

Salon and Office Supplies, Tools $30,000

Working Capital $100,000

Security Deposit $7,000

Mainvest Compensation $20,925

Total $310,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $109,082 $330,840 $432,944 $508,073 $568,241

EXPENSES

Rent $57,344 $87,163 $88,906 $90,684 $92,498

Payroll $76,415 $198,504 $259,766 $304,844 $340,945

Other $32,000 $48,000 $49,021 $55,888 $62,507

Operating Profit $-56,677 $-2,827 $35,251 $56,657 $72,291

This information is provided by Keep It Cut. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

Investment Round Status

Target Raise $310,000

Maximum Raise $350,000

Amount Invested $0

Investors 0

Investment Round Ends October 27th, 2023

Summary of Terms

Legal Business Name KICAZ011 KEEP IT CUT

Investment Structure Revenue Sharing Note

Investment Multiple 1.65×

Business's Revenue Share 12%-13.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2032

Financial Condition

Historical milestones

Keep It Cut LLC has been operating since September 2013 and has since achieved the following milestones:

Opened 10 locations in the Phoenix, AZ metropolitan area.

Performed over 1 million haircuts.

Employee over 100 people.

Historical financial performance is not necessarily predictive of future performance.

Individual LLC Limitation

Keep It Cut Location 11 will be set up as an independent LLC, KICAZ011, under a management agreement with Keep It Cut LLC. Keep It Cut LLC assumes no risk for the success or failure of KICAZ011 LLC and is not financially responsible for KICAZ011 including debt obligations raised through this offering. All financial projections are based off of averages of historical Keep It Cut LLC data, but are best guesses and not guaranteed.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Keep It Cut to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Keep It Cut is a newly established entity and has no history for prospective investors to consider.

Individual LLC Limitation

Keep It Cut Location 11 will be set up as an independent LLC, KICAZ011, under a management agreement with Keep It Cut LLC. Keep It Cut LLC assumes no risk for the success or failure of KICAZ011 LLC and is not financially responsible for KICAZ011 including debt obligations raised through this offering. All financial projections are based off of averages of historical Keep It Cut LLC data, but are best guesses and not guaranteed.

Limited Services

Keep It Cut operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Keep It Cut competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Keep It Cut's core business or the inability to compete successfully against the with other competitors could negatively affect Keep It Cut's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Keep It Cut's management or vote on and/or influence any managerial decisions regarding Keep It Cut. Furthermore, if the founders or other key personnel of Keep It Cut were to leave Keep It Cut or become unable to work, Keep It Cut (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Keep It Cut and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Keep It Cut is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Keep It Cut might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Keep It Cut is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Keep It Cut

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Keep It Cut's financial performance or ability to continue to operate. In the event Keep It Cut ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Keep It Cut nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Keep It Cut will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Keep It Cut is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Keep It Cut will carry some insurance, Keep It Cut may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Keep It Cut could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Keep It Cut's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Keep It Cut's management will coincide: you both want Keep It Cut to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Keep It Cut to act conservative to make sure they are best equipped to repay the Note obligations, while Keep It Cut might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Keep It Cut needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Keep It Cut or management), which is responsible for monitoring Keep It Cut's compliance with the law. Keep It Cut will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Keep It Cut is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Keep It Cut fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Keep It Cut, and the revenue of Keep It Cut can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Keep It Cut to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Keep It Cut. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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